Exhibit 17.1

GLEN SENK

October 7, 2022

Dear Ben:

We confirm our resignations from the Green Thumb Board of Directors as of 11:59 PM CT on October 3, 2022 because of our material differences with Company management.

This correspondence supersedes our prior written correspondence to you on this matter.

/s/ Glen Senk
Glen Senk

/s/ William Gruver
William Gruver

/s/ Dorri C. McWhorter
Dorri C. McWhorter